FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from May 1, 2018 to May 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 12, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from May 1, 2018 to May 31, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on June 12, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of May 31, 2018
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date —)	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month	0		0
Progress of share repurchase (%)	0		0

2.	Status of disposition

as of May 31, 2018
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date) May 1 May 2 May 7 May 8 May 9 May 10 May 11 May 14 May 15 May 16 May 17 May 18 May 21 May 22 May 23 May 24 May 25 May 28 May 29 May 30 May 31	861,400 218,800 878,300 190,500 84,700 193,600 211,600 210,200 288,200 199,800 80,000 156,800 148,100 78,300 151,000 233,700 8,900 23,200 41,100 82,300 7,500	861,400 1,708,800 878,300 1,081,500 978,700 193,600 211,600 1,402,200 288,200 199,800 3,355,000 156,800 743,100 3,353,300 1,641,000 829,700 8,900 321,200 636,100 3,360,300 603,500

Subtotal	—	4,348,000	22,813,000

Total	—	4,348,000	22,813,000

3.	Status of shares held in treasury

as of May 31, 2018
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	244,689,146